NEWS RELEASE
TSX: ELD NYSE: EGO	April 28, 2017

Eldorado Gold Announces Election of Directors

VANCOUVER - BC – Eldorado Gold Corporation (“Eldorado” “the Company” or “We”), in accordance with Toronto Stock Exchange requirements, announced the voting results for the election of its Board of Directors at the Company’s Annual Meeting of Shareholders held on April 27, 2017 in Vancouver, British Columbia. The director nominees as listed in the Management Proxy Circular dated March 13, 2017 were elected as directors of Eldorado at the meeting as follows:

Directors	Votes For	Votes Withheld
George Albino	450,512,024	6,121,662
	(98.66%)	(1.34%)
George Burns	451,388,786	5,244,900
	(98.85%)	(1.15%)
Pamela Gibson	442,690,473	13,943,213
	(96.95%)	(3.05%)
Robert Gilmore	340,204,019	116,429,667
	(74.50%)	(25.50%)
Geoffrey Handley	423,293,081	33,340,605
	(92.70%)	(7.30%)
Michael Price	442,795,101	13,838,585
	(96.97%)	(3.03%)
Steven Reid	427,658,941	28,974,745
	(93.65%)	(6.35%)
Jonathan Rubenstein	411,031,597	45,602,089
	(90.01%)	(9.99%)
John Webster	450,647,331	5,986,355
	(98.69%)	(1.31%)
Paul Wright	444,818,090	11,815,596
	(97.41%)	(2.59%)

The results of the other matters considered at the meeting are reported in the Report on Voting Results as filed on SEDAR on April 27, 2017.

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, Greece, Romania, Serbia and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

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Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "continue"", "projected", "scheduled", "estimates", "forecasts", "projected", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such forward-looking statements or information include, but are not limited to, statements or information with respect to the Election of Directors.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other metal price volatility; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory environment and restrictions, including environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; risks related to impact of the sale of our Chinese assets on the Company’s operations; additional funding requirements; currency fluctuations; litigation risks; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contacts

Investor Relations

Krista Muhr, Vice President Investor Relations & Corporate Communications

604.607.6701 or 1.888.363.8166 kristam@eldoradogold.com

Media

Louise Burgess, Director Communications & Government Relations

604.601.6679 or 1.888.363.8166 louiseb@eldoradogold.com

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